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08027318

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52256

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Marathon Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2801 Lakeside Drive, Suite 210
(No. and Street)

Bannockburn	Illinois	60015
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Braasch — 847-574-2670
(Area Code - Telephone No.)

SEC Mail Processing

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEB 29 2008

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

Washington, DC
111

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 25 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Robert Braasch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marathon Capital Markets, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
25th day of February, 2008

Marilyn J. Einspar
Notary Public

OFFICIAL SEAL
MARILYN J. EINSPAR
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES MAY 1, 2008

Robert Braasch
Signature

Principal / Treasurer
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

Board of Directors of
Marathon Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Marathon Capital Markets, Inc. (the Company) as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Marathon Capital Markets, Inc. as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen LLP

Chicago, Illinois
February 25, 2008

Marathon Capital Markets, Inc.

Statement of Financial Condition
December 31, 2007

Assets		
Cash	$	23,241
Certificates of deposit		313,280
Total assets	$	336,521
Liabilities and Stockholder's Equity		
Liabilities		
Due to Parent for income taxes	$	42,300
Stockholder's equity		294,221
Total liabilities and stockholder's equity	$	336,521

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Marathon Capital Markets, Inc. (the Company) is a wholly owned subsidiary of Marathon Capital, LLC (the Parent) and operates primarily in the Chicago metropolitan area.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is registered with the Financial Industry Regulatory Authority (FINRA). The Company's activities include investment banking and related advisory services, primarily involving private placement offerings, and retail brokerage services. The Company clears retail transactions on a fully-disclosed basis through another broker-dealer.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition—Unconditional investment banking fees and related direct expenses are recognized at the time the offering is substantially complete and the income is reasonably determinable. Contingent investment banking fees and related direct expenses attributable to the achievement of milestones and recognized when such milestones are achieved. Advisory fees and related direct expenses are recorded on an accrual basis as services are provided. Commissions earned are recorded on trade date.

Income Taxes—The Company is included in the consolidated corporate federal, state and local income tax returns of the Parent. Under a tax sharing agreement, the Company computes a provision or benefit for income taxes, and the resulting payable to or receivable from the Parent, as though the Company files a separate return.

Deferred income taxes are recorded to reflect the effects of differences in the recognition of income and expense for financial reporting and income tax reporting purposes.

Recent Accounting Pronouncement—In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* Adoption of FIN 48 is required for the Company in the annual reporting for the year ending December 31, 2008. Management is currently assessing the impact, if any, of FIN 48 on its financial position and results of operations.

Note 2 Certificates of Deposit

The certificates of deposit have variable rates based on the 90-day T-Bill rate with maturities and interest rates at December 31, 2007 as follows:

February 20, 2008, 3.15%	$	122,533
November 2, 2008, 3.15%		190,747
	$	313,280

Note 3 Investment Banking Fees

Three investment banking transactions represented approximately 89 percent of total revenue earned for the year ended December 31, 2007.

Note 4 Income Taxes

At December 31, 2007, the Company has available net operating loss carryforwards of approximately $51,000, which expire between 2016 and 2022. Utilization of these net operating loss carryforwards in the consolidated corporate tax returns of the Parent is limited in future periods as they arose prior to the acquisition of the Company by the Parent in 2004. The Company has a deferred tax asset of approximately $17,000 arising from these net operating loss carryforwards, which is fully reserved because realization is not assured.

Note 5 Related-Party Transactions

Pursuant to a service agreement with the Parent, the Company is billed for commission payments and other transactional support costs due under client engagements. In addition, the Company has a management agreement with its Parent whereby, for a monthly fee the Parent provides, among other things, office space and administrative support.

Note 6 Off-Balance-Sheet and Concentration of Credit Risk

Off-Balance-Sheet Risk—Customer securities transactions are introduced to and cleared through another broker-dealer on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and customers may be required to deposit additional collateral, or reduce positions, where necessary.

Concentration of Credit Risk—The Company maintains deposits in a bank in amounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in this account. Management believes the Company is not exposed to any significant credit risk on cash and certificates of deposit.

Note 7 Net Capital Requirements

The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (rule 15c3-1). Under this rule, the Company is required to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness," or $100,000, whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2007, the Company had net capital and net capital requirements of approximately $293,000 and $100,000, respectively. The net capital rule may effectively restrict the payment of dividends.

END